Exhibit 99.1

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Crystal Financial LLC

Index

Years Ended December 31, 2020 and 2019

Page(s)

Independent Auditor’s Report	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Member’s Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6–17

Independent Auditors’ Report

To the Board of Directors and Members of

Crystal Financial LLC

We have audited the accompanying consolidated financial statements of Crystal Financial LLC, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crystal Financial LLC and its subsidiary as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 16, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Crystal Financial LLC

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets:
Cash and cash equivalents	$2,294,927	$4,847,497
Restricted cash	8,317,262	3,422,373
Loan interest and fees receivable	3,967,985	4,086,110

Loans	404,114,807	496,832,856
Less: Unearned fee income	(6,425,492)	(7,394,397)
Allowance for loan losses	(8,271,246)	(17,769,054)

Total loans, net	389,418,069	471,669,405

Investment in equity securities	—	1,468,869
Property and equipment, net	25,596	48,917
Tradename	3,700,000	3,700,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	17,858,287	20,548,275
Other assets	3,175,752	3,075,970

Total assets	$433,914,420	$518,023,958

Liabilities:
Revolving credit facility, net of unamortized debt issuance costs of $1,285,135 and $1,982,588, respectively	$182,610,465	$273,971,305
Accrued expenses	6,247,199	3,343,581
Distributions payable	6,000,000	7,500,000
Other liabilities	1,148,450	1,909,140
Collateral held for borrower obligations	7,326,699	11,447

Total liabilities	203,332,813	286,735,473

Commitments and Contingencies (Note 6)

Member’s equity:
Class A units	279,191,400	279,191,400
Accumulated deficit	(48,609,793)	(47,902,915)

Total member’s equity	230,581,607	231,288,485

Total liabilities and member’s equity	$433,914,420	$518,023,958

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019

Net interest income:
Interest income	$46,774,302	$58,779,718
Interest expense	9,935,885	13,690,240

Net interest income	36,838,417	45,089,478
Provision for loan losses	(372,149)	31,819,626

Net interest income after provision for loan losses	37,210,566	13,269,852

Operating expenses:
Compensation and benefits	10,088,309	4,542,771
Occupancy and equipment	801,691	883,896
General and administrative expenses	1,549,426	2,226,383

Total operating expenses	12,439,426	7,653,050

Other income:
Interest in earnings of equity method investee	(789,088)	1,905,583
Realized (loss) gain on investment in equity securities	(178,935)	3,777,593
Net change in unrealized loss on investment in equity securities	(491,404)	(3,286,189)

Total other (loss) income, net	(1,459,427)	2,396,987

Realized gain from foreign currency transactions, net	32,660	213,398
Unrealized loss from foreign currency translations, net	(51,251)	(205,755)

Net income	$23,293,122	$8,021,432

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Changes in Member’s Equity

Years Ended December 31, 2020 and 2019

	Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2018	$279,191,400	$(25,924,347)	$253,267,053
Distributions	—	(30,000,000)	(30,000,000)
Net income	—	8,021,432	8,021,432
Balance, December 31, 2019	279,191,400	(47,902,915)	231,288,485

Distributions	—	(24,000,000)	(24,000,000)
Net income	—	23,293,122	23,293,122

Balance, December 31, 2020	$279,191,400	$(48,609,793)	$230,581,607

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net income	$23,293,122	$8,021,432
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	(372,149)	31,819,626
Accretion of original issue discount	(954,546)	(4,717,429)
Amortization of deferred financing costs	742,739	718,585
Non-cash gain on loan restructuring	—	(11,916)
Depreciation and amortization	45,062	45,233
Paid-in-kind interest and fee income	(142,233)	—
Interest in earnings of equity method investee	789,088	(1,905,583)
Unrealized loss on foreign currency transactions	46,658	214,209
Realized loss (gain) on foreign currency transactions	(175,975)	116,249
Realized loss (gain) on sale of equity securities	178,935	(3,777,593)
Unrealized loss (gain) on investment in equity securities	491,404	3,286,189
Net change in loan interest and fees receivable	415,237	(395,451)
Net change in other assets	1,474,136	194,765
Net change in unearned fees	(1,268,905)	768,644
Net change in accrued expenses	2,912,485	(8,953,894)
Net change in other liabilities	(787,004)	(1,369,561)

Net cash provided by operating activities	26,688,054	24,053,506

Cash flows from investing activities:
Purchases of property and equipment	(3,865)	(29,383)
Investment in term loans	(121,310,931)	(234,625,547)
Repayment of term loans	208,725,616	149,539,798
Proceeds from sale of equity securities	798,530	8,932,000
Lending on revolving lines of credit, net	(3,954,720)	(17,323,154)
Distributions received from Crystal Financial SBIC LP	1,900,900	13,497,043
Net change in collateral held for borrower obligations	7,315,252	(4,262,490)

Net cash provided by (used in) investing activities	93,470,782	(84,271,733)

Cash flows from financing activities:

Net (repayments) borrowings on revolving credit facility	(92,258,169)	68,057,459
Distributions to members	(25,500,000)	(30,000,000)
Payment of debt issuance costs	(54,154)	(39,653)
Payment of capital lease obligations	(4,194)	(4,191)

Net cash provided by (used in) financing activities	(117,816,517)	38,013,616

Net change in cash, cash equivalents, and restricted cash	2,342,319	(22,204,612)
Cash, cash equivalents, and restricted cash at beginning of year	8,269,870	30,474,482

Cash, cash equivalents and restricted cash at end of year	$10,612,189	$8,269,870

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,740,389	$12,715,591

Noncash investment in equity securities	$—	$977,465

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

1.	Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company based in Boston, Massachusetts, that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010.

At December 31, 2020 and 2019, Solar Capital Ltd. (“Solar”) owns 100% of the outstanding ownership units of the Company.

On January 30, 2020, the World Health Organization declared a global emergency in the wake of the COVID-19 outbreak. The outbreak of COVID-19 and its related negative public health developments have adversely affected workforces, customers, suppliers, economies and financial markets around the world. The length of the resulting economic downturn and any additional waves of the disease that could further prolong the downturn are impossible to predict and could affect operations of the business going forward. In addition, portfolio companies and our investments in such companies could be adversely impacted by the COVID-19 pandemic, including by supply disruptions, decreases in consumer demand, loss of personnel either to sickness or movement restrictions, and the resulting global market and economic disruptions. Given the ongoing and dynamic nature of these circumstances, the extent of the impact of COVID-19 on the Company will depend on future developments, which are highly uncertain.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of the Company’s investment in equity securities, and the valuation of intangible assets as determined during impairment testing. Actual results could differ materially from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Cash, Cash Equivalents, and Restricted Cash…continued

In accordance with Statement of Cash Flows (Topic 230), the Company presents the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash in the consolidated statements of cash flows. Accordingly, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2020	2019
Cash and cash equivalents	$2,294,927	$4,847,497
Restricted cash	8,317,262	3,422,373

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$10,612,189	$8,269,870

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There were three loans on nonaccrual status at both December 31, 2020 and December 31, 2019. The loans on nonaccrual status at December 31, 2020 and December 31, 2019 are the same loans classified as Criticized, as defined by the Company’s Loan Loss Policy, in the “Allowance for Loan Losses” note below.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to the loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, for loans not deemed to be impaired, management assigns a general loan allowance based on the borrower’s overall risk rating. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Allowance for Loan Losses…continued

include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan a borrower risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers, as well as economic trends and conditions.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

At December 31, 2020, three loans with aggregate principal balances outstanding of $4,887,188, were deemed to be impaired. Reserves totaling $1,068,900 have been applied against these loans at December 31, 2020. Interest is paid-in-kind on each of the impaired loans and therefore there are no interest payments outstanding at December 31, 2020. There are also no principal payments outstanding at December 31, 2020.

Three loans with aggregate principal balances outstanding of $14,918,729, were deemed to be impaired at December 31, 2019. Reserves totaling $9,503,062 had been applied against these loans at December 31, 2019. Principal payments totaling $326,620 and interest payments totaling $672,428 were considered to be past due on the impaired loans at December 31, 2019.

The Company’s average recorded investment in the impaired loans totaled $4,887,188 and $14,998,537 during the years ended December 31, 2020 and 2019, respectively.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. Three loans, totaling $4,887,188 at December 31, 2020, are classified as Criticized. Three loans, totaling $14,918,729 at December 31, 2019, were classified as Criticized

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2020 and 2019, an allowance of $500,397 and $468,122, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for loan losses, with the exception that only the portion of the outstanding commitment expected to be drawn is applied against the unfunded commitments.

The summary of changes in the allowance for loan losses relating to funded commitments for the years ended December 31, 2020 and December 31, 2019 is as follows:

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Allowance for Loan Losses…continued

	Year Ended December 31, 2020
	Revolvers	Term Loans	Total
Balance, beginning of period	$345,003	$17,424,051	$17,769,054
Provision for loan losses-general	127,980	(994,844)	(866,864)
Provision (credit) for loan losses-specific	75,000	387,441	462,441
Charge- offs, net of recoveries	—	(9,093,385)	(9,093,385)

Balance, end of period	$547,983	$7,723,263	$8,271,246

Balance, end of period- general	$472,983	$6,729,363	$7,202,346

Balance, end of period- specific	$75,000	$993,900	$1,068,900

Loans
Loans collectively evaluated with general allowance	$23,990,770	$375,236,849	$399,227,619
Loans individually evaluated with specific allowance	75,000	4,812,188	4,887,188

Total loans	$24,065,770	$380,049,037	$404,114,807

	Year Ended December 31, 2019
	Revolvers	Term Loans	Total
Balance, beginning of period	$94,942	$7,688,126	$7,783,068
Provision for loan losses-general	292,985	1,117,453	1,410,438
Provision (credit) for loan losses-specific	(42,924)	30,390,659	30,347,735
Charge- offs, net of recoveries	—	(21,772,187)	(21,772,187)

Balance, end of period	$345,003	$17,424,051	$17,769,054

Balance, end of period- general	$345,003	$7,920,989	$8,265,992

Balance, end of period- specific	$—	$9,503,062	$9,503,062

Loans
Loans collectively evaluated with general allowance	$20,105,620	$461,808,507	$481,914,127
Loans individually evaluated with specific allowance	—	14,918,729	14,918,729

Total loans	$20,105,620	$476,727,236	$496,832,856

Debt Issuance Costs

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 3). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net unamortized debt issuance costs totaled $1,285,135 and $1,982,588 at December 31, 2020 and 2019 and are recorded as a direct deduction in the carrying amount of the revolving credit facility on the accompanying consolidated balance sheets.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Tradename Intangible Asset

The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to perform a recoverability test.An intangible asset is considered impaired if the carrying value of the asset exceeds the estimated fair value of the asset.

To estimate fair value, management primarily utilizes the relief from royalty method, which is an income approach. The income approach states that the value of an intangible asset is the present value of the future economic benefits that are generated by its ownership. Based on factors such as the projected revenue stream associated with the tradename, the estimated royalty rate, estimated long term growth rates, and discount rates, the fair value exceeds the carrying value of the tradename at December 31, 2020 and 2019. No impairment was recorded during the years ended December 31, 2020 and 2019.

Goodwill

The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist. In accordance with Intangibles- Goodwill and Other (Topic 350), the Company performed the goodwill impairment test during both the years ended December 31, 2020 and 2019, which indicated that the fair value of the reporting entity was in excess of its carrying value. As such, no impairment was recorded.

As part of the goodwill impairment test, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company. In accordance with Topic 350, if it is determined during testing that the carrying value of the reporting entity exceeds the fair value, the Company would record an impairment charge equal to the amount by which the carrying value exceeds its fair value.

In accordance with the accounting guidance, the Company continues to have the option to perform a qualitative goodwill impairment assessment before determining whether to proceed to the impairment test.

Interest Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on loans when it is determined that all amounts contractually owed to the Company are unlikely to be collected. Interest was not being recognized on three loans in the portfolio at both December 31, 2020 and December 31, 2019. All other accrued interest recognized is deemed to be collectible at December 31, 2020 and 2019.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. Others have been issued with equity securities, such as warrants, which require the Company to allocate a portion of the cost of the loan to the initial value of the warrants, as discussed further in the Investment in Equity Securities section of this footnote. This allocation of value to the warrants creates a discount on the loan. Both the discounts on issuance and the discounts created as a result of allocating value to the Company’s warrants are accreted into income and added to the value of the respective loan over its contractual life using the effective interest method. Income related to the accretion of these discounts totals $954,546 and $4,717,429 during 2020 and 2019, respectively.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $6,425,492 and $7,394,397 are recorded as a component of unearned fee income on the accompanying consolidated balance sheets at December 31, 2020 and 2019, respectively.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2020 and 2019, are as follows:

	December 31,
	2020	2019
Capital leases	$17,310	$17,310
Furniture and fixtures	26,954	26,954
Computer equipment	191,240	191,240
Computer software	26,812	22,947

	$262,316	$258,451
Less: Accumulated depreciation	(236,720)	(209,534)

	$25,596	$48,917

Depreciation expense of $27,186 and $28,782 was recognized during the years ended December 31, 2020 and 2019, and is included as a component of occupancy and equipment expenses on the accompanying consolidated statements of operations.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2	Summary of Significant Accounting Policies…continued

Investment in Equity Securities

At times, the Company may receive equity securities such as warrants in conjunction with a loan funding. Upon the receipt of such securities, the Company allocates a value to the securities equal to their fair value on the date of issuance, which creates an original issue discount on the corresponding loan. This discount is accreted into interest income over the life of the loan using the effective interest method. The Company did not receive any warrants during the year ended December 31, 2020. The initial value of warrants obtained during the year ended December 31, 2019 totaled $977,465.

The Company accounts for equity securities in accordance with the guidance set forth in Financial Instruments (Topic 825). In accordance with the guidance, net unrealized losses totaling $491,404 and $3,286,189 have been recorded on the Company’s securities and are recorded as a net change in unrealized loss on investment in equity securities in the accompanying consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively. During 2020, the Company received cash proceeds on the sale of equity securities totaling $798,530 and recorded a realized loss on the sale of these securities totaling $178,935. During 2019, the Company received cash proceeds on the sale of equity securities totaling $8,932,000 and recorded a realized gain on the sale of these securities totaling $3,777,593.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2020, the Company had three loans denominated in foreign currencies in its portfolio. At December 31, 2019, the Company had four loans in its portfolio denominated in foreign currencies. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 3). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized losses on foreign currency translations totaling $51,251 and $205,755 and realized gains totaling $32,660 and $213,398 during the years ended December 31, 2020 and 2019, respectively.

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $6,000,000 and $7,500,000 had been declared by the Company at December 31, 2020 and 2019 respectively, but were not paid until the following year.

Income Taxes

The Company is a single member LLC treated as a disregarded entity for tax purposes. The sole member of Crystal Financial is individually liable for the taxes, if any, on its share of Crystal Financial’s income and expenses.

The Company applies the provisions set forth in Accounting for Uncertainty in Income Taxes (Topic 740-10). Topic 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will be sustained upon examination, based solely on the technical merits of the tax position.As of December 31, 2020 the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of Topic 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016, the date the Company became a disregarded entity for tax purposes. The Company does however continue to file certain state tax returns. As of December 31, 2020, the Company is subject to examination by various state tax authorities for tax years beginning after December 31, 2016.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies…continued

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 amends existing guidance related to the accounting for leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on the effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months, regardless of their classification. Leases with a term of twelve months or less will be accounted for in a manner similar to existing guidance for operating leases today. In 2020, the FASB voted to defer the effective date of the guidance set forth in ASU 2016-02. Accordingly, ASU 2016-02 will be effective for the Company for its fiscal year beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326). ASU 2016-13 sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. ASU 2016-13 will be effective for the Company for its fiscal year beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

3.	Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. After various amendments, the lender group was expanded and includes both Citibank, N.A. and Citizens Business Capital (together with Deutsche Bank AG, the “Lenders”) at both December 31, 2020 and 2019.

The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the USD equivalent of $132,000,000. During 2020 and 2019, the Company incurred fees and expenses totaling $45,287 and $48,519 in connection with certain amendments to the credit facility. These costs were deferred and are being amortized on a straight-line basis over the contractual term of the Credit Agreement as an adjustment to interest expense.

At December 31, 2020, the amount available to be borrowed under the facility is the lesser of (a) $330,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 2.85% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2020, the effective rates were between 2.85% and 3.34% . The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee.

The revolving credit facility is comprised of the following at December 31, 2020 and 2019:

	December 31,
	2020	2019
Principal borrowings	$183,895,600	$275,953,893
Unamortized debt issuance costs	(1,285,135)	(1,982,588)

Revolving credit facility, net	$182,610,465	$273,971,305

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

3.	Debt Obligations and Financings…continued

Revolving Credit Facility…continued

The facility terminates on the earlier of September 20, 2022 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on March 20, 2021 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2020 and 2019, the amount of cash and the face value of loans pledged as collateral totaled $2,152,342 and $394,985,750, and $5,153,718 and $485,926,725, respectively. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2020 and 2019.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2021	$671,136	$4,584
2022	641,589	4,584
2023	653,787	2,674
2024	441,650	—
2025	—	—

	$2,408,162	$11,842

Less: Amount representing interest		(438)

Present value of minimum capital lease payments, including current maturities of $4,315		$11,404

Capital lease liabilities are recorded as a component of other liabilities on the accompanying consolidated balance sheets.

4.	Related Party Activity

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. Of the total amount committed, $21,883,314 remains unfunded at December 31, 2020 and 2019.

Certain of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee that it owes to the General Partner. Crystal Financial also entered into a Loan Agreement with the Fund in order to meet short term capital needs. The Loan Agreement terminated effective June 18, 2019 and was not extended. There were no borrowings on the loan during 2019.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

4.	Related Party Activity…continued

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements (see Note 7). Crystal Financial did not make any contributions to the Fund during 2020 or 2019. Cash distributions from the Fund totaled $1,900,900 and $13,497,043 during 2020 and 2019, respectively. In accordance with the equity method of accounting, the Company was allocated a net loss from the Fund totaling $789,088 for the year ended December 31, 2020 and net income from the Fund totaling $1,905,583 for the year ended December 31, 2019. These amounts represent the Company’s allocation of the Fund’s net loss or net income in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in earnings of equity method investee on the consolidated statements of operations.

5.	Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as Class A Units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. At December 31, 2020 and 2019, the Company has 280,303 outstanding Class A Units, all of which are owned by Solar.

6.	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $67,664,203 and $66,552,200 at December 31, 2020 and 2019, respectively. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long- term incentive plan agreement (“LTIP Agreement”). In accordance with the terms of the LTIP Agreement, a bonus pool is calculated each calendar year, and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each calendar year will be paid out two years after the year in which the bonus pool is calculated and earned. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Amounts recorded pursuant to the LTIP Agreement during the years ended December 31, 2020 and 2019, are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

7.	Variable Interest Entity

In accordance with the accounting guidance, the Company evaluates (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE. The granting of substantive kick-out rights is a key consideration in determining whether a limited partnership is a VIE and whether or not that entity should be consolidated. In evaluating whether or not Crystal Financial SBIC LP is a VIE of the Company, it is noted that the Limited Partnership Agreement of Crystal Financial SBIC LP does not permit a simple majority of the limited partners to exercise kick-out rights, and therefore these rights are deemed to not be substantive. Accordingly, Crystal Financial SBIC LP is deemed to be a VIE. In assessing whether or not the VIE should be consolidated, it was determined that substantially all of the VIE’s activities are not conducted on behalf of Crystal Financial or its de facto agents. Accordingly, the Company does not consolidate Crystal Financial SBIC LP in the accompanying consolidated financial statements.

The following table sets forth the information with respect to the unconsolidated variable interest entity in which the Company holds a variable interest as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Equity interest included on the Consolidated Balance Sheets	$17,858,287	$20,548,275
Maximum risk of loss (1)	39,741,601	42,431,589

(1)	includes the equity investment the Company has made, or could be required to make

8.	Fair Value of Financial Instruments

Fair Value Measurements (Topic 820) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial assets measured at fair value on a recurring basis at December 31, 2020. The following table presents recorded amounts of financial assets measured at fair value on a recurring basis at December 31, 2019.

December 31, 2019:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Investment in equity securities	$—	$—	$1,468,869	$1,468,869

Total assets recorded at fair value on a recurring basis	$—	$—	$1,468,869	$1,468,869

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

8.	Fair Value of Financial Instruments...continued

The fair values of the Company’s investments in equity securities are determined using widely accepted valuation techniques. The initial values of the Company’s equity securities were determined using the market approach combined with the option-pricing model. Both observable and unobservable inputs, including expected term and implied volatilities were utilized in the valuation of these securities. Net unrealized losses totaling $491,404 and $3,286,189 were recorded in the accompanying consolidated statements of operations during the years ended December 31, 2020 and 2019, respectively.

Financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, investment in Crystal Financial SBIC LP, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for loan losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s investment in Crystal Financial SBIC LP and the revolving credit facility at December 31, 2020 and 2019, would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2020 and 2019.

December 31, 2020
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$404,114,807	$403,045,907	$—	$—	$403,045,907
Investment in Crystal Financial SBIC LP	17,858,287	17,858,287	—	—	17,858,287
Financial liabilities:
Revolving credit facility	183,895,600	183,895,600	—	—	183,895,600

December 31, 2019
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$496,832,856	$487,329,794	$—	$—	$487,329,794
Investment in Crystal Financial SBIC LP	20,548,275	20,548,275	—	—	20,548,275
Financial liabilities:
Revolving credit facility	275,953,893	275,953,893	—	—	275,953,893

9.	Subsequent Events

The Company has evaluated subsequent events through February 16, 2021, the date which the financial statements were available to be issued. Other than those described in the preceding notes, no material subsequent events have occurred through this date.